Exhibit(99)







                        Contact:   Willis C. Moore
                                   Senior Vice President and CFO
                                   (336) 316-5664




 FOR IMMEDIATE RELEASE


	GREENSBORO, NC January 8, 1998 Unifi, Inc. (NYSE: UFI) announced today that it intends to offer and sell up to $300 million of its senior, unsecured debt securities (the "Notes") inside the United States to qualified institutional buyers and outside the United States to non-U.S. investors.
 The net proceeds of the offering, which is expected to be completed in January 1998, will be used to repay a portion of the Company's bank credit facility. The Notes will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security.






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